Commodity Linked PPIs:
Straight Appreciation Notes







Table of Contents



Related Documentation

This document generally describes the terms of **Bank of America Corporation Commodity Linked Principal Protected Investments** ("Commodity Linked PPIs") with a "Straight Appreciation" payout. This document should be read together with the prospectus supplement for Medium Term Notes, Series K, dated April 15, 2004 and the prospectus dated April 14, 2004. Terms used but not otherwise defined below have the meanings given to them in those documents. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we", "us", or similar references are to Bank of America Corporation.

In connection with each offering of Commodity Linked PPIs, we will provide a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, it is expected that we will provide to you a preliminary pricing supplement relating to the offering which will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the "SEC") for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about it and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):
http://www.sec.gov/Archives/edgar/data/70858/000119312504063259/d424b5.htm

The terms of the Commodity Linked PPIs described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.



Bank of America Corporation Commodity Linked Principal Protected Investments

Commodity Linked PPIs provide you with an opportunity to participate in the potential appreciation of one or more commodities or commodity indices (the "Underlying Commodity"). The Commodity Linked PPIs are fully principal protected if held until maturity, subject to our creditworthiness. In addition, at maturity, you may receive a "Supplemental Redemption Amount," as described below, based upon the performance of the Underlying Commodity over the term of the Commodity Linked PPIs.

Commodity Linked PPIs are our senior debt securities. However, Commodity Linked PPIs differ from traditional debt securities in that you may not receive interest payments throughout the life of the Commodity Linked PPI. In addition, these securities contain a commodity derivative component.

The size of the Supplemental Redemption Amount will depend upon the performance of the Underlying Commodity and upon the "Participation Rate," or, the extent to which the holder participates in the performance of the Underlying Commodity. The Participation Rate will be determined on the pricing date and set forth in the applicable pricing supplement. See "Supplemental Redemption Amount Payable at Maturity" for further discussion.

If you hold the Commodity Linked PPIs until maturity, you will receive, at a minimum, your principal amount, subject to our creditworthiness. In addition, you also may receive the Supplemental Redemption Amount. However, if you sell the Commodity Linked PPIs prior to maturity, you may find that the market value of the Commodity Linked PPIs is less than the principal amount of the Commodity Linked PPIs.

Commodity Linked PPIs typically are issued in minimum denominations of $10,000, and whole multiples of $1,000.

Commodity Linked PPIs are generally not listed on a stock exchange. Whether or not they are listed, there may be little or no secondary market for Commodity Linked PPIs.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Commodity Linked PPIs.

Bank of America



The Underlying Commodity

At maturity, the Supplemental Redemption Amount will be determined by reference to the level of the Underlying Commodity during the term of the Commodity Linked PPIs.

The Underlying Commodity may consist of:

- crude oil

- natural gas

- the Dow Jones - AIG Commodity Index^{SM} (Excess Return)* (the "DJ-AIG Commodity Index^{SM}")

- other commodities or commodity indices* that will be identified in the applicable pricing supplement

The market price of a commodity is generally determined by reference to the per unit price of that commodity, or the market price of futures contracts with respect to that commodity that are traded on an exchange, depending upon the manner in which that commodity is traded in the U.S. and international markets. The level of a commodity index is published periodically during a business day by the sponsor of that index.

The applicable pricing supplement will set forth the specific Underlying Commodity for the Commodity Linked PPIs, and provide information as to the historical levels of the Underlying Commodity. However, historical levels of the Underlying Commodity are not indicative of the future performance of the Underlying Commodity or the performance of the Commodity Linked PPIs.

The Underlying Commodity may consist of a single commodity (e.g., crude oil) or a broad-based commodity index (e.g., the DJ-AIG Commodity Index^{SM}). Alternatively, the Underlying Commodity may consist of a group, or "basket," of commodities and/or commodity indices (e.g., a basket of crude oil and natural gas). If the Underlying Commodity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the "Basket Return."

Please note that, for ease of reference, certain defined terms in the following sections, such as "Index Return," contemplate Commodity Linked PPIs in which the Underlying Commodity consists of one index, such as the DJ-AIG Commodity Index^{SM}. If the Underlying Commodity were to consist of one commodity, these defined terms would be adjusted to terms such as "Commodity Return." Alternatively, if the Underlying Commodity were to consist of a basket of commodities and/or commodity indices, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as "Basket Return."

Pending the execution of proper licensing agreements.



The Underlying Commodity (cont.)

The Dow Jones - AIG Commodity Index^{SM}

AIG International Inc. ("AIGI") created the DJ-AIG Commodity Index^{SM} in July 1998 to provide a liquid and diversified benchmark for commodities as an asset class. The DJ-AIG Commodity Index^{SM} was created using the following four main principles: economic significance, diversification, continuity, and liquidity. The DJ-AIG Commodity Index^{SM} is currently composed of exchange-traded futures contracts on 19 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 23 potential commodities eligible for inclusion in the DJ-AIG Commodity Index^{SM} currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc.

The DJ-AIG Commodity Index^{SM} is calculated by Dow Jones & Company, Inc. ("Dow Jones"), in conjunction with AIG Financial Products Corp. ("AIG-FP"), by applying the impact of the changes to the futures prices of commodities included in the DJ-AIG Commodity Index^{SM} (based on their relative weightings). The DJ-AIG Commodity Index^{SM} is reweighted and rebalanced each year on a price-percentage basis. Diversification rules are applied to the annual reweighting and rebalancing of the DJ-AIG Commodity Index^{SM} to provide for diversified exposure to commodities as an asset class. The methodology for determining the composition and weighting of the DJ-AIG Commodity Index^{SM} and for calculating its value is subject to modification by Dow Jones and AIG-FP, at any time.

"Dow Jones," "AIG®," "Dow Jones - AIG Commodity Index^{SM}," and "DJ-AIGCI^{SM}" are service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by us. The Commodity Linked PPIs are not sponsored, endorsed, sold, or promoted by Dow Jones, AIG International Inc. ("AIGI"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Commodity Linked PPIs.

Bank of America



The Underlying Commodity (cont.)

WTI Crude Oil

All of the information regarding West Texas Intermediate light sweet crude oil crude oil ("WTI Crude Oil") and The New York Mercantile Exchange ("NYMEX") contained in this document was obtained from publicly available information. That information reflects the policies of, and is subject to change by, NYMEX.

NYMEX, located in New York City, is the world's largest physical commodities futures exchange. NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil and natural gas. In the case of WTI Crude Oil, trading occurs on the floor of NYMEX, during exchange hours, and after hours on the Chicago Mercantile Exchange Globex® global electronic trading platform.

Crude oil is currently the world's most actively traded commodity, and the NYMEX light, sweet crude oil futures contract is the world's most liquid forum for crude oil trading, as well as the world's largest-volume futures contract trading on a physical commodity. The contract trades in units of 1,000 barrels. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market. Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel.

Bank of America



The Underlying Commodity (cont.)

Natural Gas

All of the information regarding natural gas and NYMEX contained in this document was obtained from publicly available information. That information reflects the policies of, and is subject to change by, NYMEX.

NYMEX, located in New York City, is the world's largest physical commodities futures exchange. NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil, and natural gas. In the case of natural gas, trading occurs on the floor of NYMEX during exchange hours.

Natural gas futures have been NYMEX's fastest growing market since their launch in 1990. The standard-sized contract is currently the second most actively traded futures contract on NYMEX and the second-highest volume futures contract in the world based on a physical commodity. The futures contract trades in units of 10,000 million British thermal units (mmBtu). The price is based on delivery at the Henry Hub in Louisiana, the nexus of 16 intra- and interstate natural gas pipelines serving markets throughout the continental U.S. and into Canada.

Natural gas is used primarily for residential and commercial heating and in the production of electricity. Natural gas accounts for approximately one-quarter of U.S. energy usage. Volume in the standard-sized contract is equal to approximately eight times physical U.S. natural gas production.



Supplemental Redemption Amount Payable at Maturity

At maturity, you will receive the principal amount of the Commodity Linked PPIs, subject to our creditworthiness. In addition, at maturity, you may receive a Supplemental Redemption Amount, based upon the performance of the Underlying Commodity over the term of the Commodity Linked PPIs.

The calculation agent for the Commodity Linked PPIs will determine the Supplemental Redemption Amount, if any, by multiplying (a) the Index Return (as defined below) by (b) the Participation Rate by (c) the principal amount of the Commodity Linked PPIs you hold at maturity.

Although some Commodity Linked PPIs may be "bearish" on the applicable Underlying Commodity, the calculation below refers to Commodity Linked PPIs that are "bullish" on the Underlying Commodity. That is, the Supplemental Redemption Amount is paid if the value of the Underlying Commodity *increases* between the pricing date and the applicable valuation date.

The "Index Return" will equal:

$$\frac{\text{(Final Index Level – Starting Index Level)}}{\text{Starting Index Level}}$$

The "Starting Index Level" will be the level of the Underlying Commodity at the time the Commodity Linked PPIs are priced. The "Final Index Level" will be the closing level of the Underlying Commodity on the applicable valuation date. The valuation date typically will fall several business days before the maturity date of the Commodity Linked PPIs.

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

If the Index Return is less than or equal to zero, then the Supplemental Redemption Amount will equal $0.00.

If the Index Return is greater than zero, then the Supplemental Redemption Amount for each $1,000 principal amount of the Commodity Linked PPIs will equal the product of:

$1,000 x Index Return x Participation Rate

You will receive a Supplemental Redemption Amount only if the Index Return is greater than zero. If the Index Return does not exceed zero, you will receive only your principal amount at maturity.

The Supplemental Redemption Amount, if any, will be calculated after the close of the relevant commodities markets on the valuation date. Changes in the value of the Underlying Commodity between the valuation date and the maturity date will not affect the Supplemental Redemption Amount, if any, payable to you at maturity.



Examples of Supplemental Redemption Amounts

Examples: Below are six **hypothetical** examples of the calculation of the Supplemental Redemption Amount for a Commodity Linked PPI with a principal amount of $1,000. The amounts in the tables and graphs below are for purposes of illustration only. These examples, tables, and graphs are based upon a Commodity Linked PPI linked to a single underlying commodity index with a principal amount of $1,000, and a range of **hypothetical** Final Index Levels. The actual amounts payable at maturity on the Commodity Linked PPIs will depend on the actual Final Index Level and the actual Participation Rate that applies to your Commodity Linked PPIs.

Each of the examples is based on a **hypothetical** Starting Level of 200. The first, second, and third examples, and the first table and graph on pages 9, 10, and 11 are based on a **hypothetical** Participation Rate of 75.00%. The fourth, fifth, and sixth examples, and the second table and graph on pages 12, 13, and 14 are based on a **hypothetical** Participation Rate of 125.00%. As shown below, a Participation Rate that is less than 100.00% will cause the return on the Commodity Linked PPIs to be less than the return on the Underlying Commodity during the same period. In contrast, a Participation Rate that is greater than 100.00% will cause the return on the Commodity Linked PPIs to exceed the return on the Underlying Commodity during the same period. However, in each case, you will not receive less than the principal amount of your investment at maturity.

<p align="center">Hypothetical Participation Rate of 75.00%</p>

Example 1: The **hypothetical** Final Index Level is 300, which represents a 50.00% increase over the Starting Level.

$$\text{Index Return} = \frac{300 - 200}{200} = .50 = 50.00\%$$

Supplemental Redemption Amount = Index Return x Participation Rate x $1,000 = 50.00% x 75.00% x $1,000 = $375.00

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,375.00**, representing the sum of the principal amount and the Supplemental Redemption Amount.

Example 2: The **hypothetical** Final Index Level is 120, which represents a 40.00% decrease from the Starting Level.

$$\text{Index Return} = \frac{120 - 200}{200} = -.40 = -40.00\%$$

Bank of America



Examples of Supplemental Redemption Amounts (cont.)

Since the Index Return is less than zero, the Supplemental Redemption Amount to be paid at maturity would equal $0.00.

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,000.00**, representing only the principal amount.

Example 3: The **hypothetical** Final Index Level is 220, which represents a 10.00% increase over the Starting Level.

$$\text{Index Return} = \frac{220 - 200}{200} = .10 = 10.00\%$$

Supplemental Redemption Amount = Index Return x Participation Rate = 10.00% x 75.00% x $1,000 = $75.00

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,075.00**, representing the sum of the principal amount and the Supplemental Redemption Amount.

Hypothetical Participation Rate of 75.00%

Hypothetical Final Index Level	Hypothetical Index Return	Hypothetical Supplemental Redemption Amount	Sum of Principal Amount and Hypothetical Supplemental Redemption Amount
40.00	-80.00%	$0.00	$1,000.00
60.00	-70.00%	$0.00	$1,000.00
80.00	-60.00%	$0.00	$1,000.00
100.00	-50.00%	$0.00	$1,000.00
120.00	-40.00%	$0.00	$1,000.00
140.00	-30.00%	$0.00	$1,000.00
160.00	-20.00%	$0.00	$1,000.00
180.00	-10.00%	$0.00	$1,000.00
200.00	0.00%	$0.00	$1,000.00
220.00	10.00%	$75.00	$1,075.00
240.00	20.00%	$150.00	$1,150.00
260.00	30.00%	$225.00	$1,225.00
280.00	40.00%	$300.00	$1,300.00
300.00	50.00%	$375.00	$1,375.00
320.00	60.00%	$450.00	$1,450.00
340.00	70.00%	$525.00	$1,525.00
360.00	80.00%	$600.00	$1,600.00

Bank of America





Examples of Supplemental Redemption Amounts (cont.)

PERCENTAGE CHANGE ON THE UNDERLYING COMMODITY AND THE STRAIGHT APPRECIATION NOTES
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
1
2
UNDERLYING COMMODITY CHANGE
Underlying Commodity
Straight Appreciation Notes

1 The Straight Appreciation Notes will not participate in the decline of the Underlying Commodity

2 The Straight Appreciation Notes participate in 75% of the increase in the Underlying Commodity

Bank of America



Examples of Supplemental Redemption Amounts (cont.)

Hypothetical Participation Rate of 125.00%

Example 4: The **hypothetical** Final Index Level is 300, which represents a 50.00% increase over the Starting Level.

$$\text{Index Return} = \frac{300 - 200}{200} = .50 = 50.00\%$$

Supplemental Redemption Amount = Index Return x Participation Rate x $1,000 = 50.00% x 125.00% x $1,000 = $625.00

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,625.00**, representing the sum of the principal amount and the Supplemental Redemption Amount.

Example 5: The **hypothetical** Final Index Level is 120, which represents a 40.00% decrease from the Starting Level.

$$\text{Index Return} = \frac{120 - 200}{200} = -.40 = -40.00\%$$

Since the Index Return is less than zero, the Supplemental Redemption Amount to be paid at maturity would equal $0.00.

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,000.00**, representing only the principal amount.

Example 6: The **hypothetical** Final Index Level is 1,100, which represents a 10.00% increase over the Starting Level.

$$\text{Index Return} = \frac{220 - 200}{200} = .10 = 10.00\%$$

Supplemental Redemption Amount = Index Return x Participation Rate x $1,000 = 10.00% x 125.00% x $1,000 = $125.00

The amount payable at maturity of a $1,000 principal amount Commodity Linked PPI would be **$1,125.00**, representing the sum of the principal amount and the Supplemental Redemption Amount.

Bank of America



Examples of Supplemental Redemption Amounts (cont.)

Hypothetical Participation Rate of 125.00%

Hypothetical Final Index Level	Hypothetical Index Return	Hypothetical Supplemental Redemption Amount	Sum of Principal Amount and Hypothetical Supplemental Redemption Amount
40.00	-80.00%	$0.00	$1,000.00
60.00	-70.00%	$0.00	$1,000.00
80.00	-60.00%	$0.00	$1,000.00
100.00	-50.00%	$0.00	$1,000.00
120.00	-40.00%	$0.00	$1,000.00
140.00	-30.00%	$0.00	$1,000.00
160.00	-20.00%	$0.00	$1,000.00
180.00	-10.00%	$0.00	$1,000.00
200.00	0.00%	$0.00	$1,000.00
220.00	10.00%	$125.00	$1,125.00
240.00	20.00%	$250.00	$1,250.00
260.00	30.00%	$375.00	$1,375.00
280.00	40.00%	$500.00	$1,500.00
300.00	50.00%	$625.00	$1,625.00
320.00	60.00%	$750.00	$1,750.00
340.00	70.00%	$875.00	$1,875.00
360.00	80.00%	$1,000.00	$2,000.00

Bank of America



Commodity Linked PPIs
Straight Appreciation Notes

Examples of Supplemental Redemption Amounts (cont.)

- - - - - - - Underlying Commodity
———— Straight Appreciation Notes

1 The Straight Appreciation Notes will not participate in the decline of the Underlying Commodity

2 The Straight Appreciation Notes participate in 125% of the increase in the Underlying Commodity

PERCENTAGE CHANGE ON THE UNDERLYING COMMODITY AND THE STRAIGHT APPRECIATION NOTES

UNDERLYING COMMODITY CHANGE

Bank of America



Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Commodity Linked PPIs to certain United States Holders (as defined in the prospectus referred to on page 2) that acquire the Commodity Linked PPIs upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Commodity Linked PPIs are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Commodity Linked PPIs arising under the laws of any state, local, or foreign jurisdiction.

The amount payable on the Commodity Linked PPIs at maturity will depend on the market price of the Underlying Commodity. Accordingly, although the matter is not free from doubt, Commodity Linked PPIs with a maturity of more than one year should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes subject to taxation under the "noncontingent bond method." As a result, the Commodity Linked PPIs generally will be subject to the original issue discount ("OID") provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a United States Holder will be required to report OID or interest income based on a "comparable yield" and a "projected payment schedule," as described below, established by us for determining interest accruals and adjustments with respect to a Commodity Linked PPI. A United States Holder which does not use the "comparable yield" and follow the "projected payment schedule" to calculate its OID and interest income on a Commodity Linked PPI must timely disclose and justify the use of other estimates to the Internal Revenue Service.

A "comparable yield" with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the debt instrument. A "projected payment schedule" with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. This amount is not calculated or provided for any purpose other than the determination of a United States Holder's interest accruals and adjustments with respect to the Commodity Linked PPIs for U.S. federal income tax purposes. No representation is made regarding the actual amounts of payment on the Commodity Linked PPIs, except with respect to the principal amount.

Bank of America



Summary of Certain U.S. Federal Income Tax Consequences (cont.)

Based on the comparable yield and the projected payment schedule of the Commodity Linked PPIs, a United States Holder of a Commodity Linked PPI (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Commodity Linked PPI for each day in the taxable year on which the holder held the Commodity Linked PPI, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Commodity Linked PPI, as set forth below. The daily portions of interest for a Commodity Linked PPI are determined by allocating to each day in an accrual period the ratable portion of interest on the Commodity Linked PPI that accrues in the accrual period. The amount of interest on a Commodity Linked PPI that accrues in an accrual period is the product of the comparable yield on the Commodity Linked PPI (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Commodity Linked PPI at the beginning of the accrual period. The adjusted issue price of a Commodity Linked PPI at the beginning of the first accrual period will equal its issue price and for any subsequent accrual period will be (1) the sum of the issue price of the Commodity Linked PPI and any interest previously accrued on the Commodity Linked PPI by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the Commodity Linked PPI for previous accrual periods. The issue price of each Commodity Linked PPI in an issue of Commodity Linked PPIs is the first price at which a substantial amount of those Commodity Linked PPIs has been sold (including any premium paid for those Commodity Linked PPIs and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, a United States Holder of a Commodity Linked PPI will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A United States Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over the projected contingent payments) for a Commodity Linked PPI for the taxable year in which a contingent payment is paid. A negative adjustment (i.e., the excess of projected contingent payments over actual payments) for a Commodity Linked PPI for the taxable year in which a contingent payment is paid (1) will first reduce the amount of interest for the Commodity Linked PPI that a United States Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Commodity Linked PPI over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the Commodity Linked PPI in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the Commodity Linked PPI or to reduce the amount realized on a sale, exchange, or retirement of the Commodity Linked PPI. Where a United States Holder purchases a Commodity Linked PPI at a price other than its issue price, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and



Summary of Certain U.S. Federal Income Tax Consequences (cont.)

allocated to the daily portions of interest or projected payments for the Commodity Linked PPI.

If you purchase a Commodity Linked PPI in a transaction after the initial issuance of the Commodity Linked PPIs, you should consult your tax advisors for additional guidance in making these adjustments.

The applicable pricing supplement is expected to include a hypothetical tax accrual table and projected payment schedule with information for each $1,000 principal amount of Commodity Linked PPIs for each applicable accrual period through maturity, based on market conditions and actual market interest rates as of the date of the applicable pricing supplement.

A United States Holder generally will treat any gain on sale or exchange of the Commodity Linked PPIs as ordinary interest income. The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Commodity Linked PPIs, including a discussion of the tax consequences of payments on the Commodity Linked PPIs and a sale, exchange, or retirement of the Commodity Linked PPIs, possible alternative tax treatments of the Commodity Linked PPIs, backup withholding and information reporting considerations, and, if applicable, certain tax consequences applicable to Commodity Linked PPIs with a maturity date of not more than one year from the date of issue, and, if applicable, certain tax consequences applicable to Non-United States Holders (as defined in the prospectus referred to on page 2).



Risk Factors

An investment in the Commodity Linked PPIs entails significant risks. The following is a list of some of the principal risks associated with an investment in the Commodity Linked PPIs. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Commodity Linked PPIs. Your decision to purchase the Commodity Linked PPIs should be made only after carefully considering the risks of an investment in the Commodity Linked PPIs, including those described below, with your advisors in light of your particular circumstances. The Commodity Linked PPIs are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Commodity Linked PPIs or financial matters in general.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Your investment return may be less than a comparable investment directly in the Underlying Commodity, especially if the applicable Participation Rate is less than 100%.

- The Commodity Linked PPIs may not be listed on any stock exchange, and a trading market for them may never develop or be maintained.

- If you attempt to sell the Commodity Linked PPIs prior to maturity, the market value of the Commodity Linked PPIs, if any, may be less than the principal amount of the Commodity Linked PPIs. A variety of complex and interrelated factors could affect or reduce the market value of the Commodity Linked PPIs, including:

    o developments and/or market forces relating to the value of the Underlying Commodity;

    o trends of supply and demand for the applicable commodities;

    o volatility of the price of the Underlying Commodity or the futures contracts comprising the applicable commodity;

    o the inclusion in the original issue price of the Commodity Linked PPIs of the selling agents' commissions and costs of hedging our obligations under the Commodity Linked PPIs;

    o suspension or disruptions of market trading in the commodity and related futures markets;

    o the effect of regulation of the commodity markets and future regulatory developments;

    o changes in our credit ratings;

    o general economic, geopolitical, and other conditions;

    o interest rates; and



- o   time to maturity.

- Investments in the Commodity Linked PPIs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

- Although the historical performance of the commodities market historically has a low correlation to the debt or equity markets, the Commodity Linked PPIs may not outperform securities in those markets or any other components of your investment portfolio.

- You have no right to receive any commodities or the related futures contracts of which any Underlying Commodity is comprised.

- The Commodity Linked PPIs are not subject to regulation by the Commodity Futures Trading Commission.

- Business activities relating to the commodities that we and the selling agents may engage in may create conflicts of interest with you.

- The trading and hedging activities that we or the selling agents may engage in may create conflicts of interest with you.

- Our trading and hedging activities may affect the Supplemental Redemption Amount and the market value of the Commodity Linked PPIs.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove a calculation agent.

- None of the providers of any applicable commodity or sponsors of an applicable commodity index or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Commodity Linked PPIs into consideration at any time with respect to any of their trading or other activities, which may affect the value of the Underlying Commodity.

- Unless otherwise specified in the applicable pricing supplement, we are not affiliated with the sponsor of any applicable commodities index, the providers of any applicable commodity, and/or the exchanges on which they are traded, and is not responsible for their calculations or actions, including any errors in or discontinuation of supply of an applicable commodity or publication of an applicable commodity index.

- You must rely on your own evaluation of the merits of an investment linked to an Underlying Commodity.

Bank of America